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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                              PennzEnergy Company
                                (Name of Issuer)

                  Common Stock, par value $0.83-1/3 per share
                         (Title of Class of Securities)

                                   70931Q109
                                 (CUSIP Number)

                                  Marian Moon
                               20 North Broadway
                                   Suite 1500
                      Oklahoma City, Oklahoma  73102-8260
                                 (405) 235-3611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 19, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                    Page 2 of 10


                          1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Devon Energy Corporation ("Devon")

                              __________
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                          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (A)  [_]
                              (B)  [_]
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                          3.  SEC USE ONLY
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                          4.  SOURCE OF FUNDS
                              BK; WC; OO
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                          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                              ITEMS 2(d) OR 2(e)      [_]
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                          6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Oklahoma
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Number of                 7.  SOLE VOTING POWER    7,145,912* shares
Shares          ----------------------------------------------------------------------------------------------------
Beneficially              8.  SHARED VOTING POWER    0 shares
Owned by Each   ----------------------------------------------------------------------------------------------------
Reporting                 9.  SOLE DISPOSITIVE POWER    7,145,912* shares
Person          ----------------------------------------------------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER    0 shares
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                         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,145,912*
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                         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
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                         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              14.9%**
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                         14.  TYPE OF REPORTING PERSON    CO
--------------------------------------------------------------------------------------------------------------------

* The shares of common stock, par value $0.83-1/3 per share ("PennzEnergy Common Stock"), of PennzEnergy Company ("PennzEnergy") covered by this item are purchasable by Devon upon exercise of an option granted by PennzEnergy to Devon on May 19, 1999 and described in Item 4 of this Statement. Prior to the exercise of the option, Devon is not entitled to any rights as a stockholder of PennzEnergy as to the shares of PennzEnergy Common Stock covered by the option. The option may be exercised only upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. As a result, Devon expressly disclaims any beneficial ownership of the shares of PennzEnergy Common Stock purchasable by PennzEnergy upon the exercise of the option, and Devon has no present investment or dispositive power with respect to such shares. If the option were exercised, Devon would have the sole right to vote or to dispose of the shares of PennzEnergy Common Stock issued as a result of such exercise.

** Beneficial ownership percentages set forth herein assume that at May 19,
1999, there were 47,959,145 shares of PennzEnergy Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, shares deemed to be beneficially owned by the reporting person as a result of the option are also deemed to be outstanding for purposes of computing these percentages.
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                                                                    Page 3 of 10

                                  Schedule 13D
                                       of
                            Devon Energy Corporation

Item 1:  Security and Issuer.

      This Statement on Schedule 13D relates to the common stock, par value $0.83-1/3 per share ("PennzEnergy Common Stock"), of PennzEnergy Company, a Delaware corporation ("PennzEnergy"). The address of PennzEnergy's principal executive office is PennzEnergy Place, P.O. Box 4616, Houston, Texas 77210-4616.

Item 2:  Identity and Background

      The reporting person, Devon Energy Corporation ("Devon"), is incorporated under the laws of the State of Oklahoma. The address of Devon's principal executive office is 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260.

      The names of the directors and executive officers of Devon and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporation or other organizations in which such employment is conducted, are set forth in Annex A to this Statement and are specifically incorporated herein by reference. Other than Devon's executive officers and directors, there is no corporation or other person ultimately controlling Devon.

      (d)-(e) During the past five years, neither Devon nor, to the knowledge of Devon, any of persons listed on Annex A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration

      The Option (as defined below) was granted as an inducement to and in consideration of entering into the Merger Agreement (as defined below) and Devon's granting a reciprocal option to PennzEnergy. Devon did not pay any cash consideration in respect of the Option and has not purchased any shares of PennzEnergy Common Stock thereunder.

      The exercise of the irrevocable option (the "Option") held by Devon pursuant to a Stock Option Agreement, dated as of May 19, 1999 (the "Stock
Option Agreement"), by and between PennzEnergy (as issuer) and Devon (as grantee), for the full number of shares of PennzEnergy Common Stock currently covered thereby would require (based on an Exercise Price of $14.488 per share) the payment of an aggregate Exercise Price of approximately $103.5 million.
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                                                                    Page 4 of 10

      If the conditions precedent were satisfied to permit Devon to exercise the Option and Devon so exercised the Option, Devon expects that it would fund its purchase through the use of one or more of the following sources: working capital of Devon, bank borrowings or other borrowings.

Item 4:  Purpose of Transaction

      Merger Agreement
      ----------------

     On May 19, 1999, PennzEnergy, Devon and Devon Delaware Corporation, a Delaware corporation ("Newco"), entered into an Agreement and Plan of Merger, as amended (the "Merger Agreement"), whereby, subject to the conditions stated therein, each of PennzEnergy and Devon will merge in seriatim with and into Newco (the "Merger"), with Devon first merging with and into Newco followed immediately on the same date by PennzEnergy merging with and into Newco. The separate corporate existence of Devon and PennzEnergy shall thereupon cease, and Newco shall be the surviving corporation in the Merger. In the Merger, (a) each share of PennzEnergy Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive
0.4475 shares of common stock of Newco, par value $0.10 per share (the "Newco Common Stock"), (b) each share of common stock of Devon Energy Corporation, par value $0.10 per share ("Devon Common Stock"), issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one (1) share of Newco Common Stock and (c) each of the 1,500,000 shares of preferred stock of PennzEnergy, par value $1.00 per share, designated as "6.49% Cumulative Preferred Stock, Series A," issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one (1) share of the preferred stock of Newco, par value $1.00 per share, designated as "6.49% Cumulative Preferred Stock, Series A."

      The closing of the Merger (the "Closing") will occur on the first business day immediately following the day on which all of the conditions to the Merger contained in the Merger Agreement have been satisfied or waived or on such other date as PennzEnergy and Devon may agree (the "Closing Date"). The Closing is conditioned upon approval of the stockholders of both PennzEnergy and Devon as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions all as further described in the Merger Agreement.

      The Merger Agreement provides for limitations on the solicitation by Devon and PennzEnergy and their respective directors, officers, employees, agents, affiliates or other representatives of any proposal or offer (other than by the other party) with respect to certain types of business combinations and transactions. The Merger Agreement also provides for a termination fee payable to PennzEnergy or Devon by the other if the Merger Agreement is terminated for certain reasons.

      The Merger Agreement is filed herewith as Exhibit 7.1.

      As a result of the Merger, Devon Common Stock will no longer be listed for trading on the AMEX, and PennzEnergy Common Stock will no longer be listed for trading on the NYSE.
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                                                                    Page 5 of 10

Stock Option Agreement
----------------------

     General. In connection with, and as an inducement to, the execution and delivery of the Merger Agreement, PennzEnergy and Devon entered into the Stock Option Agreement pursuant to which PennzEnergy granted to Devon an Option to purchase up to 7,145,912 shares of PennzEnergy Common Stock at a price per share of $14.488.

      In connection with the execution of the Merger Agreement and the Stock Option Agreement, PennzEnergy and Devon entered in a reciprocal stock option agreement pursuant to which Devon granted to PennzEnergy an option to purchase up to 6,429,066 shares of Devon Common Stock at a price per share of $32.375.

      The following is summary of certain provision of the Stock Option
Agreement.

      Exercise of the Options. The Option will be exercisable, in whole or in part, at any time and from time to time following the occurrence of an exercise event (an "Exercise Event").

     An "Exercise Event" is (i) any of the events giving rise to the obligation of PennzEnergy to pay the $22 million fee under Section 9.5 of the Merger Agreement or (ii) the event giving rise to the obligation to pay the $12 million fee under Section 9.5 of the Merger Agreement after an event giving rise to the obligation to pay the $10 million fee under Section 9.5 of the Merger Agreement has already occurred. These events include the following:

     (i) PennzEnergy terminates the Merger Agreement after the Board of Directors of PennzEnergy both

          (a) determines that proceeding with the Merger would be inconsistent with its fiduciary obligations because PennzEnergy has received an unsolicited, bona fide proposal from a third party with respect to all the outstanding PennzEnergy Common Stock or all or substantially all the assets of PennzEnergy that is superior to the Merger, and

          (b) elects to terminate the Merger Agreement prior to the date that the shareholders of both of PennzEnergy and Devon have approved the Merger Agreement and the Merger, subject to certain conditions;

     (ii) PennzEnergy or Devon terminates the Merger Agreement after both

          (a) the public announcement of a tender offer, merger, consolidation, business combination or similar transaction involving any assets or class of capital stock of PennzEnergy by or with a third party, and

          (b) a PennzEnergy stockholders meeting (including reconvened meetings after adjournments or postponements thereof) has been held, and
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                                                                    Page 6 of 10

               the stockholders at that meeting failed to approve the Merger and the Merger Agreement; and


   (iii)  Devon terminates the Merger Agreement after both

          (a) the public announcement, or receipt by the Board of Directors of PennzEnergy, of a tender offer, merger, consolidation, business combination or similar transaction involving any assets or class of capital stock of PennzEnergy by or with a third party, and

          (b) the Board of Directors of PennzEnergy has withdrawn or materially modified, in a manner adverse to Devon, its approval or recommendation of the Merger or recommended the other proposal, or resolved to do so.

     The Option will remain exercisable until the earliest to occur of (i) the effective time of the Merger, (ii) the first anniversary of the receipt by Devon of written notice from PennzEnergy of the occurrence of an Exercise Event and
(iii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of the later of (x) an Exercise Event and (y) the event giving rise to the payment of the $12 million fee under Section 9.5 of the Merger Agreement (the "Option Term"). If the Option is not theretofore exercised, the rights and obligations set forth in this Agreement will terminate at the expiration of the Option Term.

     Repurchase at the Option of Devon. At the request of Devon made at any time and from time to time after the occurrence of an Exercise Event and prior to 120 days after the expiration of the Option Term (the "Put Period"), PennzEnergy will repurchase from Devon (a) any unexercised portion of the Option (or any portion that has been exercised but as to which the closing has not occurred) and (b) all or any portion of the shares of PennzEnergy Common Stock purchased by Devon pursuant to the Stock Option Agreement.

     The aggregate price of such repurchase will be equal to the sum of (i) the aggregate Exercise Price paid for any shares sold; (ii) the excess, if any, of the Applicable Price (defined below in this Item 5) over the Exercise Price paid by Devon for each share sold multiplied by the number of such shares; and
(iii) the excess, if any, of (x) the Applicable Price over (y) the Exercise Price multiplied by the number of shares subject to the unexercised portion of the Option as to which Devon is exercising the repurchase right. For purposes of the Stock Option Agreement, "Applicable Price" means the highest of (i) the highest purchase price per share paid pursuant to a third party's tender or exchange offer made for shares of PennzEnergy Common Stock, (ii) the price per share to be paid by any third person for shares of PennzEnergy Common Stock pursuant to the agreement for certain business combination transactions, and
(iii) the average of the closing prices of PennzEnergy Common Stock during a 10 trading day period.

     Registration Rights. Devon will have certain rights to require the registration under the securities laws of any shares purchased pursuant to the Option if necessary for Devon to be able to sell such shares.

     Profit Limitation. The Stock Option Agreement limits the amount of profit that Devon may be deemed to have received with respect to the Option (which includes the amount of any termination fee paid or payable to Devon) to $23 million.

     The Merger Agreement and the Stock Option Agreement are filed herewith as Exhibits 7.1 and 7.2, respectively, and incorporated herein by this reference. Any summary of the agreements and transactions described in this Statement are qualified in their entirety by the specific language of the Merger Agreement and the Stock Option Agreement.

     Except as set forth herein, Devon presently does not have any plans or proposals that relate to or would result in the occurrence of any of the actions specified in this Item 4.

Item 5.  Interest in Securities of the Issuer

      (a)-(b) Based upon representations of PennzEnergy to Devon contained in the Merger Agreement, by virtue of having entered into the Stock Option Agreement, Devon may be deemed to beneficially own 7,145,912 shares, or 14.9%, of the PennzEnergy Common Stock. Devon expressly disclaims beneficial ownership in these shares because the Option is exercisable only in circumstances referred to in Item 4, none of which has occurred as of the date hereof. Therefore, Devon has no present investment or dispositive power with respect to these shares.

      (c) Neither Devon nor, to the best of Devon's knowledge, any of the individuals named on Annex A hereto, has effected any transactions in PennzEnergy Common Stock during the last 60 days.

      (d) So long as Devon has not purchased PennzEnergy Common Stock subject to the Option, Devon does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the PennzEnergy Common Stock.

      (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as provided in the Merger Agreement, the Stock Option Agreement or as set forth in this Statement, neither Devon nor, to the best of Devon's knowledge, any of the individuals named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of PennzEnergy, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7:  Material to be Filed as Exhibits

      7.1 Agreement and Plan of Merger, as amended, dated as of May 19, 1999, among PennzEnergy, Devon and Newco.
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                                                                    Page 8 of 10


      7.2 Stock Option Agreement, dated as of May 19, 1999, between Devon, as issuer, and PennzEnergy, as grantee.



                           [SIGNATURE PAGE TO FOLLOW]
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                                                                    Page 9 of 10

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



Date: May 19, 1999                  By: /s/ Duke R. Ligon
                                        ___________________
                                        Duke R. Ligon
                                        General Counsel and Vice President



                        [SIGNATURE PAGE TO SCHEDULE 13D]
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                                                                   Page 10 of 10

Annex A


                     Information with Respect to Executive
               Officers and Directors of Devon Energy Corporation


     The following sets forth as to each of the executive officers and directors of Devon Energy Corporation: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Devon Energy Corporation, the business address of which is 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this
Schedule 13D.

Directors:

Thomas F. Ferguson (1)   Investment Manager
David M. Gavrin          Private Investor
Michael E. Gellert       Private Investor
John A. Hagg             Chairman of the Board of Northstar Energy Corporation
Michael M. Kanovsky      Private Investor
John W. Nichols          Chairman of the Board of Devon
J. Larry Nichols         President and Chief Executive Officer of Devon
H.R. Sanders, Jr.        Retired Senior Vice President of Devon

Executive Officers:

Donald A. Garner (2)     President and Chief Operating Officer of
                         Northstar Energy Corporation
J. Michael Lacey         Vice President - Operations
Duke R. Ligon            Vice President and General Counsel
John Richels (2)         Chief Executive Officer of Northstar Energy Corporation
Darryl G. Smette         Vice President - Marketing and Administration
H. Allen Turner          Vice President - Corporate Development
William T. Vaughn        Vice President - Finance
Danny J. Heatly          Controller
Gary L. McGee            Treasurer
Marian J. Moon           Corporate Secretary

(1) Citizen of the United Kingdom.
(2) Citizen of Canada.